UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                                  100 F Street, NE
                                              WASHINGTON, D.C. 20549

     DIVISION OF
CORPORATION FINANCE
                                                                      October
27, 2022

  Via email
  Yi Gao
  Simpson Thacher & Bartlett
  ICBC Tower, 35th Floor
  3 Garden Road
  Hong Kong

                  Re:           Qudian Inc. (the    Company   )
                  File No.:     001-38230

  Dear Yi Gao,

          We received your letter dated September 29, 2022 responding to comments from the staff of the Division of Corporation Finance on behalf of the Company, in which you request, that the staff permit the Company to file the audited financial statements of
  Secoo Holding Limited (   SECO   ) for the full years of 2020 and 2021 (the
 Full Year
  Financial Statements   ) in lieu of financial statements for the period from
June 17, 2020
  to December 31, 2020 and the period from January 1, 2021 to December 28, 2021
  (collectively, the    Partial Year Financial Statements   ) required by Rule
3-09 of
  Regulation S-X in the Company   s Form 20-F for the year ended December 31,
2021 (the
     2021 Form 20-F   ).

          Based on the information you provided in your letter and pursuant to our
  authority in Rule 3-13 of Regulation S-X, we permit the Company to substitute
SECO   s
  2020 and 2021 Full Year Financial Statements for the Partial Year Financial Statements
  required by Rule 3-09 of Regulation S-X in the Company   s 2021 Form 20-F and
in any
  future filings that these specific Partial Year Financial Statements are required. If you have any questions regarding this letter, please call me at (202) 551-3400.

                                                              Sincerely,

                                                              /s/ Lindsay
McCord

                                                              Lindsay McCord
                                                              Chief Accountant


  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.